UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K
Report of Foreign Issuer
Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934
For the quarter ended September 30, 2008
Commission File Number 001-16139
Wipro Limited
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant’s name into English)
Karnataka, India
(Jurisdiction of incorporation or organization)
Doddakannelli
Sarjapur Road
Bangalore, Karnataka 560035, India +91-80-2844-0011
(Address of principal executive offices)
     Indicate by check mark registrant files or will file annual reports under cover Form 20-F or Form 40-F:
Form 20-F ☑      Form 40-F ☐
     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No ☑
If “Yes” is marked, indicate below the file number assigned to registrant in connection with Rule 2g 3-2(b).
Not applicable.

DISCLOSURE OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
          We hereby furnish the Commission with copies of the following information concerning our public disclosures regarding our results of operations for the quarter ended September 30, 2008. The following information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.
          On October 22, 2008, we announced our results of operations for the three months ended September 30, 2008. We issued press releases announcing our results under U.S. Generally Accepted Accounting Principles (“GAAP”) and Indian GAAP, copies of which are attached to this Form 6-K as exhibits 99.1 and 99.2.
          On October 22, 2008, we held a press conference to announce our results. The presentation made by the company in the press conference is attached to this Form 6-K as exhibit 99.3.
          We placed advertisements in certain Indian newspapers concerning our results of operations for the three months ended September 30, 2008 under Indian GAAP. A copy of the form of this advertisement is attached to this Form 6-K as exhibit 99.4.

SIGNATURES
          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly organized.

Wipro Limited
/s/ Suresh C. Senapaty
Suresh C. Senapaty
Chief Financial Officer & Director

Dated: October 30, 2008

INDEX TO EXHIBITS
Exhibits
99.1	U.S. GAAP Press Release

99.2	Indian GAAP Press Release

99.3	Presentation made by the Company in the Press Conference on October 22, 2008

99.4	Form of Advertisement Placed in Indian Newspapers

3